

INVEST IN **CYBER CRUCIBLE**

Automatically prevents ransomware and data theft using advanced machine learning

cybercrucible.com   Pittsburgh, PA   𝕏 in f

Highlights

(1) $1.8M in 2023 software sales ($510k '23 GAAP revenue)

(2) $1M+ ARR - $1.5M additional revenue already booked

3   Over 50 enterprise customers across 3 continents in banking, manufacturing and healthcare

4   8 international patents awarded, several additional pending

5   Fully automated ransomware, data theft, and identity theft protection

6   100% success rate against ransomware to date

7   Disrupting the $238.13 billion cybersecurity market

8   Most advanced edge computing tech on the market means full functionality when offline

Featured Investors

 **Mark Leyton** in   Follow   Invested $440,000 ⓘ

Senior business leader and market disrupter deploying business strategies that drive profitable revenue growth within the technology sector.

"My investor group were drawn to Cyber Crucible for its groundbreaking approach to cybersecurity, recognizing the immense potential of its pioneering technology. As the first-ever autonomous kernel-level security tool, Cyber Crucible addresses one of the most critical challenges in the digital landscape: real-time threat detection and mitigation. By operating at the kernel level, it has the unique ability to seek out and destroy cyber threats as they emerge, providing a level of protection previously unattainable. What sets Cyber Crucible apart is its innovative use of novel telemetry sources combined with a patented edge computing analytics engine. This powerful combination enables the platform to counter zero-day attacks instantly, a feature that significantly reduces the window of vulnerability for organizations. In an era where cyber threats are becoming increasingly sophisticated, investors recognized the value of a tool that not only responds to known threats but also anticipates and neutralizes emerging dangers before they can cause harm. The potential market for such a cutting-edge solution is vast, and the company's commitment to staying ahead of the curve has positioned Cyber Crucible as a game-changer in the cybersecurity industry. This combination of innovation, real-time effectiveness, and market need made Cyber Crucible an irresistible investment opportunity."

 **Robert Babayi**  Follow

Highly experienced intellectual property attorney with extensive technology and international patent experience, managing partner of a law firm, and strong member of Iranian American legal community.

"As a patent attorney and early investor in Cyber Crucible, I've had the privilege of working closely on the cutting-edge technology that drives its cybersecurity solutions. In an era where cyber threats are escalating alarmingly, the need for robust data protection has never been more critical. Ransomware attacks, data breaches, and other forms of cybercrime are increasing in frequency and sophistication, threatening businesses and individuals alike. Having personally developed Cyber Crucible's portfolio of US and international patents that safeguard against ransomware attacks, I can attest to the innovation and effectiveness of Cyber Crucible's solutions, which were found to be inventive by patent offices in different countries. The company's technology addresses one of the most pressing challenges of our time—cybersecurity —and provides a proactive defense against threats that could cripple entire industries. In fact, Cyber Crucible has substantiated reasons to believe that other well-funded cybersecurity companies may be publicly claiming to be using Cyber Crucible patented technologies, serving as further confirmation of Cyber Crucible's inventive value in the marketplace. With governments, corporations, and even small businesses urgently seeking advanced protection, the market for cybersecurity solutions is rapidly expanding. I firmly believe Cyber Crucible is uniquely positioned to meet this demand and that investment in this company represents a timely and rewarding opportunity for those looking to be part of the future of data security."

 **Beyond Angels**  Follow   Invested $100,000

A national community for faith-driven entrepreneurship and investment.

"Beyond is a Dallas, Texas based national multi-Christian university ecosystem of Angel Networks providing early-stage capital, a network of industry relationships, and expertise for faith-driven founders. Our investment thesis is to seek out disruptive technology companies led by faith-driven founders using their platform of influence for the glory of God in the marketplace. Investing is more than just the money we give to a startup. We want to invest in businesses that resonate with our values and passions. The Beyond Angel Network is composed of accredited Christian investors seeking to share the future of faith-based investing. We believe our investment dollars can make as great of an impact as our philanthropic dollars. We are impressed by Cyber Crucible's corporate culture centered on integrity, trust, transparency, empowerment, and optimism. Dennis and team's technology embodies a differentiated approach to ransomware and identity protection. The Cyber Crucible product embodies his vision of transforming the cybersecurity ecosystem to one of responsible freedom and empowerment, in which nobody ever has to worry about paying a ransom or having their identity stolen. During Beyond due diligence, Mr. Underwood's motives for Cyber Crucible's extensive investments in a strong patent portfolio, and his approaching investment only after significant bootstrapped enterprise traction became clear. Dennis created a compelling investment opportunity to provide him the opportunity to carefully choose investors with shared value systems. This business plan, patient execution, and commitment to find the right investors with shared value systems resonates strongly with Beyond's investment thesis."

View Investment Memo



Mike Fabrico
Syndicate Lead

Follow

Invested $5,000 ⓘ

"Cyber Crucible caught my attention because of its focus on ransomware breach prevention and response, which is becoming increasingly critical in the cybersecurity landscape. Their solutions are highly specialized in mitigating ransomware damage, ensuring data integrity, and preventing extortion, which aligns with the future trends in cyber defense. Additionally, the company's emphasis on automation and precision in incident response resonates with the broader industry shift toward minimizing human dependency in high-stakes situations. Their innovative approach and potential to secure a unique niche in a rapidly growing market make it a compelling investment."

 Other investors include <u>General Ed Wilson</u>

Our Team



Dennis Underwood Founder, CEO

Known for his ability to assemble teams and ship products that solve seemingly impossible problems, Dennis is a prominent figure in the cybersecurity community. His relentless commitment to innovation makes him one of the most exciting CEOs in tech today.



Kyle Nehman CTO

By the age of 19, Kyle was already contributing to cryptography, development and security programs for the DoD. Co-founder and a two-time patent co-author, Kyle continues to craft the future of digital defense at Cyber Crucible.



Danny Pehar VP of Business Development

With over 20 years of success in cybersecurity sales leadership, Danny Pehar has established himself as a leader in multiple markets and industries. As a member of the Forbes Technology Council, Danny contributes monthly to Forbes magazine.

Modern Threats Need Modern Solutions

The Problem

Current cybersecurity tools are struggling to defend against modern attacks. With the market for stolen data in decline, cybercriminals have shifted focus to ransomware, a more profitable and disruptive tactic.





These hacking groups operate like businesses, using AI and machine learning to automate attacks, identify vulnerabilities, and outsmart defenses. Their organized structure and advanced tactics make traditional EDR tools, which can only prevent a previously seen attack, increasingly ineffective and unable to keep up.

As a result, businesses are paying the price, with ransomware hitting an all time global high in 2023.

Next Generation Endpoint Security Tools have **55%** market penetration.
Over **75%** of ransomware victims have Next Generation Endpoint security tools.

75%
of them fall
victim

55%
businesses buy
Next Generation
Endpoint Security

A

C

B

A. 75%
B. 45%
C. 55%

cyber crucible

CUSTOMERS ARE BUYING	BUT THE TOOLS AREN'T WORKING
$236.75 billion • Cybersecurity market revenue in 2023.	**$10.5 trillion** • Estimated global cybercrime cost, driven largely by ransomare and other malware attacks.
$248.65 billion • Projected cybersecurity market revenue for 2024.	**$449 million** • Ransoms paid in the US alone in the first half of 2023.

cyber crucible

The Solution: Cyber Crucible

Cyber Crucible is the **next-generation cybersecurity solution,** designed to completely neutralize modern, AI-driven threats. Our product leverages breakthrough autonomous technology at the **kernel level** to **prevent malware entirely, not just detect it.** This allows for a level of speed, accuracy, and protection that is **unmatched** in the industry, **effectively eliminating ransomware** and other novel threats **before** they can cause harm.



We're here to protect livelihoods, eliminate victim-blaming, and provide peace of mind. Cyber Crucible marks the dawn of a new age in cybersecurity - one where protection is not just improved, but transformed. The future belongs to the good guys.

Cyber Crucible AI agents detect, decide, and respond to complex data and identity attacks in real-time. Leveraging novel telemetry sources and our patented analytics engine, Cyber Crucible instantly counters zero-day attacks.

Superhuman Speed

Our AI instantly detects, decides, and neutralizes threats in under 200 milliseconds.



Superhuman Accuracy

Fully autonomous operation eliminates human latencies and error.



Cyber Crucible is the only product on the market that prevents ransomware, data theft, and identity theft with a 100% success rate.




vimeo

Our Bootstrapped Traction


$1M+ ARR
8 International Patents
$1.8M 2023 Software Sales
130% Renewal Rate
550% YOY Growth
cyber crucible


Cyber Crucible User Review
Cyber Crucible
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By leveraging domain expertise and industry-specific data, vertical AI applications like Cyber Crucible are delivering unparalleled results and transforming the way businesses operate. With early mover advantage and it's singular tech, Cyber Crucible is poised to lead this category.



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Cyber Security
CyberCrucible

Map of vertical ai companies 2024

Because of its breakthrough in automation, Cyber Crucible can capitalize on the immense scalability of SaaS models with the low overhead of OEM.









- **Subscription Model:** $70 per desktop and $140 per server.
  - **No Additional Fees:** Transparent pricing with no hidden costs. Automation eliminates the need for costly training, onboarding and implementation.

- **Target Market:** Mid-cap companies in manufacturing, finance, healthcare, and gaming sectors.

- **Market Segmentation:** Prioritize mid-cap companies, ramp up to large enterprises by year three.

- **Sales Strategy:** Focus on direct to mid-cap enterprise. Automated procurement and sales process, shortening sales cycle significantly and reducing CAC.

Incumbent MidCap Industry Average
-$663K 3Y Ops Margin
1.1% Conversion Rate
$9K CAC



Cyber Crucible MidCap Industry Average
+$8.1M 3Y Ops Margin
12.3% Conversion Rate
$3K CAC

LTV: Cyber Crucible's product retains **high user engagement** and **renewals,** resulting in a **much higher** LTV compared to the industry standard.

Conversion Rate: Focused marketing strategies and a **strong** value proposition lead to significantly **higher** conversion rates.

CAC: Streamlined marketing efforts **without** the need for **traditional sales support reduce** CAC **below** industry averages.

TAM



TAM
Product dev and brand equity along with changing societal needs will usher in the next era of Cyber Crucible, with licenses available to purchase online for end users of all sizes, making it a truly horizontal product.

SAM
Growth into further verticals, enterprise, and fortune 500s.

SOM
We will focus on continued success with our mid-cap clients in the healthcare, finance, and manufacturing



Use of Funds

In 2023, Cyber Crucible demonstrated market fit across multiple verticals, the ability to **close a software deal within 48 hours of demo,** and the ability to fulfill an enterprise sale **automatically** upon payment. This investment powers the transformation of Cyber Crucible's sales operations to enable the **massive scaling of software revenue possible** while maintaining industry-beating profit margins.

- A. Website & Branding
- B. Digital Sales & Marketing
- C. Tech-expert sales team staffing & training
- D. Product expansion





You are standing on the ground floor of a significant technological advancement. We're opening the doors for individuals to be part of something truly transformative—an opportunity not just to invest, but to make a lasting impact on an industry in desperate need of change.

Investing in Cyber Crucible is a testament to your vision and readiness to be

Investing in Cyber Crucible is a testament to your vision and readiness to be at the forefront of change with us, and to potentially reap the rewards of a once-in-a-lifetime opportunity.

Together, we can eliminate ransomware, protect businesses, and create a safer digital world. The future belongs to the good guys.

Downloads

Cyber Crucible Quality Assurance Program

Cyber Crucible 3rd Party Validation

2024 Cyber Crucible Market Conditions

Cyber Crucible RPP vs XDR-EDR Brief Graphic Version.pdf

Cyber Crucible Accredited Investor Deck.pdf

Product Overview Whitepaper.pdf